Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with the WuBlockchain Podcast on September 24, 2025. The following is a partial transcription of the interview, which was made available on October 10, 2025:

Ehan: Welcome to the Wu Shuo Podcast. For the latest insights in the cryptocurrency and blockchain space, subscribe to Wu Shuo Follow us on YouTube channel and Twitter to keep information updated and join the discussion. Today we are proud to have Andrew Keys, Co-Founder of The Ether Machine. Andrew, can you briefly introduce yourself and your background?

Andrew: First of all, thank you for inviting me to the Wu Shuo podcast. I am very grateful that you took the time to communicate with me. I also very much enjoyed visiting China many times. The first was in 2015, when I went to China with Vitalik Buterin, just when Ethereum was launched. My background is primarily at the intersection of capital markets and technology. I used to help create a company called Consensys, which developed 3 of the 8 implementations of Ethereum and also developed some of the most widely used developer tools and web applications, like MetaMask, one of the most popular user wallets in the crypto space. I also created a commodity pool operator and commodity trading advisory firm called DARMA, and it is registered with the U.S. Commodity Futures Trading Commission (CFTC). DARMA has become one of the largest institutional pledge platforms since the launch of Proof of Stake (PoS). Recently, I created The Ether Machine, a NASDAQ-listed company under the ticker symbol ETHM. The Ether Machine is an Ethereum vault that actively manages its Ethereum by staking, re-staking, and participating in DeFi. This allows shareholders to gain exposure to Ethereum’s investments and enjoy additional revenue generation.

Ehan: The Ether Machine recently raised $654 million worth of ETH. What is the reason behind this vault-centric model?

Andrew: Currently, The Ether Machine has a committed capital of $2.5 billion, which is about 500,000 Ethereum. We’ve just raised an additional 150,000 ethers worth $654 million. The investment came from a large Ethereum investor who wanted access to our operating business, which generates earnings by staking, re-staking, and participating in DeFi, while also owning ETHM, a publicly traded securities listed on NASDAQ. This investor wants to make sure that they have a good quality guarantee and a clean entity to make their investment. Broadly speaking, there are two ways to manage a digital asset vault. One is through the acquisition of shell companies, but many of them have existing liabilities. For example, I had discussions with three different shell companies. A biotech company in decline because a drug failed in clinical trials. The CEO wants to stay on, but this person doesn’t even spell “Ethereum” correctly and wants me to pay millions of dollars in continued wages. The other is a Bitcoin mining company that no longer wants to work as a miner due to rising cash costs. They have a multimillion-dollar data center lease and want us to cover those costs. These are just examples of liabilities that may be inherited when acquiring a shell company. Instead, we created a new limited liability company (LLC), based on Ethereum. We then merged with a special purpose acquisition company (SPAC), which merged with this new LLC. As a result, we now have a clean operating business. And that’s exactly what investors need: a clean entity and a tool with which to deploy capital.

Ehan: So why not choose Bitcoin or other cryptocurrencies?

Andrew: I think Ethereum is the foundation of the next generation of the Internet. Simply put, Bitcoin can only do one thing. I can send you Bitcoins. And with Ethereum, we can programmatically create applications of any kind. Bitcoin has a usage scenario and an asset, while Ethereum offers unlimited usage scenarios and unlimited assets. We observed that Ethereum, similar to Google’s impact on search, is experiencing a power law effect under which 90% of high-quality liquid assets are deployed on Ethereum. In addition, 80% of stablecoins are deployed on Ethereum. We believe that Ethereum will be the foundation of the next generation of the Internet. Moreover, Ethereum is a productive asset, capable of generating earnings, which is essential for creating returns for our shareholders.

Ehan: Is there a critical moment or change, such as the rise of pledge, that catalyzes this vault-centric model?

Andrew: There are several catalytic factors for this vault model. The first is that we are able to measure digital assets at market value. This is an important development, as accounting bodies within public corporations can begin to measure digital assets at market value. The change passed in December 2024. We have also seen a political tailwind, and what was once political resistance has now turned in our favor. For example, the GENIUS Act provides institutions with clear regulations on how they can host and trade stablecoins. The biggest beneficiary of the GENIUS Act is Ethereum, as most stablecoins are settled on Ethereum. Similarly, the CLARITY Act, expected in November, is a market structure bill that will clarify tokenization rules for securities such as stocks, bonds and derivatives. We believe this will further benefit Ethereum, as most high-quality liquid assets are settled on Ethereum.

Ehan: You are preparing to go public, with more than 495,000 Ethereum on your balance sheet. So how does The Ether Machine position itself compared to traditional holding companies, ETFs or other corporate structures?

Andrew: We think we are more than just a holding company, we are more uniquely positioned than an ETF. We are an operating company that generates revenue by staking, re-staking, and participating in decentralized finance (DeFi) for Ethereum. A holding company simply holds Ethereum and does not take advantage of the gains it generates. ETFs can only be pledged if the amount is insufficient, which means they cannot pledge all Ethereum holdings. And the model we’re using is the ability to fully pledge, re-pledge, participate in DeFi, and also issue credit instruments such as convertible bonds or preferred shares for purchasing more Ethereum. A company that works similarly is MicroStrategy, which we hope will be the MicroStrategy of Ethereum.

Ehan: Can you explain the multiple of market capitalization to net asset value (Market Cap to Net Asset Value) as an indicator and why it is important for companies on the chain to be public?

Andrew: I think the multiple of market capitalization versus net worth is important to these public companies because it reflects two aspects. First, it demonstrates the ability to go beyond the pledged gains generated by ETFs. We can look at the pledge as a kind of permanent bond, and we have the ability to go beyond ETFs in Europe or Canada, which usually have a pledge capacity of only 50%, and we are able to do that 100%. If this is the case, you have to take into account that doubling the yield on a bond should mean doubling the price. This is a consideration for NAVs.

Second, NAVs can also be attributed to the ability to issue financial instruments. In our case, we could issue preferred shares or convertible debt, which could increase the Ethereum concentration per share, which would be reflected in the NAV.

Ehan: Does NAV present unique challenges or opportunities compared to traditional equity valuations?

Andrew: Yes, NAV is a function of multiple factors, and which financial instrument to use varies depending on the NAV. For example, if a company's NAV is greater than 2, or even greater than 1.5, then it may be necessary to issue more shares, as it may be slightly overvalued. But if the NAV is less than 1, then it may be more appropriate to buy back the shares because the company is undervalued. So, basically, NAVs are a useful yardstick for understanding the value a company is given, much more than just holding shares or crypto assets.

Ehan: What role do pledges and earnings generation play in The Ether Machine's business model? Can this approach consistently outperform traditional ETFs?

Andrew: ETFs have their nuances. If you understand how an ETF works, it requires 24-hour liquidity. This means that if you are the holder of an ETF and want to sell ETF shares, the ETF issuer must be able to redeem those shares and return the funds in real time. However, this is not compatible with Ethereum’s withdrawal queue. Normally, if you cancel the pledge, you’ll get Ethereum back in less than a week. Recently, there was a concern about possible attacks on mass staking institutions. They began to un-pledge all Ethereum, causing the withdrawal queue to grow from a few days to over 30 days. This does not correspond to the redemption requirements of the ETF, which require redemption to be completed within 24 hours. In the event of a “black swan” event, the pledge withdrawal queue may even be extended to six months or one year. ETF issuers must reduce their pledges in response to this situation. Currently, in the United States, ETFs are not pledged, while in Europe and Canada, the pledge ratio is approximately 50%. As an operating company, we do not have a 24-hour redemption requirement. So we can pledge at 100% capacity, which allows us to go beyond ETFs.

Ehan: As a new model, how do you plan to communicate this on-chain asset model to traditional market investors?

Andrew: We communicate through monthly reports, provide guidance in them, and include quarterly reports. Every quarter, we explain our revenue, Ethereum generation, and Ethereum capacity. In addition, we work with some of the largest institutions in the world. For example, one of the world's largest investment banks, Citibank, is our bank, and they're going to publish research for us. This provides them with a way to communicate with analysts and investors in traditional financial markets.

Ehan: Do you also plan to adopt advanced income strategies like restaking or LRT?

Andrew: Yeah, we do plan to use advanced strategies like re-pledge and possibly LRT from the start. Initially, we will start with the base pledge and then gradually transition to re-pledge and LRT.

Ehan: Why the SPAC route instead of going public directly? What are the advantages of the SPAC route given the regulatory environment for cryptocurrencies?

Andrew: We chose the SPAC route because we didn't want to inherit any existing liabilities. In a direct listing, companies are basically “selling” themselves, but the business they previously operated may not be viable. Practically every direct listing involved some companies that had already failed. When a company fails, there are usually issues of management, running the business, governance, equity structure, and possibly even litigation. We do not want to inherit these liabilities. With SPAC, we built a clean operating company, a brand new entity, free of these problems. We believe that this is the best way forward.

Ehan: Given the regulatory environment for cryptocurrencies, what advantages does the SPAC route offer?

Andrew: We believe this will give us the cleanest, most institution-oriented Ethereum operating company in the open market. We are in a strong position by having an entity with no existing liabilities, no existing business, no governance issues, no operational management issues. We were also able to get the Big Four accounting firms to audit our accounts. With this structure, large investment banks will be able to work with us to issue a variety of financial instruments, not just ATM share issues. From my point of view, there is already some weakness in the ATM share offering sector, and we believe that we will be the first to launch other financial instruments, such as convertible bonds or preferred shares.

Ehan: How did you design this capital structure that includes convertible debt and preferred stock to avoid dilution of crypto assets?

Andrew: By definition, we created these financial instruments, even though we haven't issued them yet. Essentially, the potential dilution depends on the tool used. For example, if an ATM issues less than 1 NAV, this creates a dilution for shareholders. If the NAV is below 1, the shares should be repurchased. If different financial instruments are created, like preferred or convertible bonds, they can be issued at a premium, allowing them to be equityized at a higher price. This will give us another way to add value to the issue. Ultimately, we would buy the underlying assets, which could increase the Ethereum concentration per share.

Ehan: Is The Ether Machine paving the way for a new on-chain type of public company? What makes this model sustainable in the long term?

Andrew: What we're doing is unique, differentiated, and challenging. Many low-level efforts are made to acquire declining micro-companies through reverse takeovers or outright public takeovers, as you mentioned. We chose the unusual path, creating a new entity that protects investor assets to the maximum extent possible. We believe that this approach will help to ensure sustainability in the long term.

Ehan: You mentioned high-profile companies like PayPal, RockingCom and Kraken. How do you balance institutional interest with maintaining the native value of Ethereum?

Andrew: Nice question. We're Ether fans, right? I have been a part of the Ethereum ecosystem since before its release. We believe this tool should help mainstream adoption of Ethereum. Basically, we have created a financial instrument in this public entity that institutions can approach in a way that they are familiar with. Large-scale institutions don’t go to platforms like Coinbase or Kraken to open accounts and manage public-private keys themselves. What they need is a stock that fits just right into this type of exposure. What we did was position ourselves as a pillar of the Ethereum ecosystem. Our role is to explain to Wall Street and Main Street what Ethereum is and where its power lies. By creating this tool, we have provided ourselves with a platform and a responsibility to popularize the potential of Ethereum to Wall Street and Main Street. We believe that we are the guardians of this story, and that is aligned with the values and interests of Ethereum.

Ehan: What does the native value of Ethereum mean for a public company?

Andrew: Ethereum provides a price discovery mechanism for intermediary value. What we at this public company are doing is acquiring an asset ——Ethereum, which we believe will be very valuable in the future. This makes Ethereum accessible to anyone with a brokerage account, without worrying about yield generation or managing custody issues related to public-private keys, which can be cumbersome when dealing with crypto assets. Having said that, the values we’ll promote are the usage scenarios of Ethereum and its potential to be able to be built as a protocol.

Ehan: The Ether Machine is now in the top three large Ethereum vault holders worldwide, behind Tom Lee's Big Maya and John Rubin's Shuffling. How do you distinguish yourselves from their strategies? Is it through pledges, corporate structures, or open market assets?

Andrew: I think there are all three. A key difference is our insistence on having a clean corporate structure and not inheriting any liabilities from companies that previously operated. That's one point. Moreover, we are one of the few Ethereum investment vehicles that are purely driven by institutional investors. Second, we distinguish ourselves from other companies by not outsourcing asset management. Some other companies will outsource asset management to asset managers, which can dilute stockholders' equity, and we think that's another key difference. Third, we have been pledging since the beginning of Proof of Stake and understand the rewards and risks involved in generating benefits. We plan to continue the pledge safely. Finally, we have a completely new entity with a clean structure and we have a Big Four audit, which allows us to issue financial instruments like convertible bonds or preferred stock. This allows us to drive the growth of Ethereum concentration per share in a balanced way, where we have a unique advantage.

Ehan: Do you see this as a race to become Ethereum’s MicroStrategy, or is your vision fundamentally different?

Andrew: I do think size has its value, and I think the three companies you mentioned ——our company, Tom Lee's investment vehicle, and John Rubin's company—— have all reached what I call “critical size”. We're already talking about billions of dollars in coffers, which is huge. However, I don't think being the biggest is necessarily the goal. Our goal is to generate the most Ethereum per share. The most important thing for us is how to efficiently generate the next incremental Ethereum. This, I believe, is the most important North Star for our business.

Ehan: With the emergence of more listed crypto channels, how do you view the relationship between companies on the chain and traditional capital markets?

Andrew: I think they'll eventually merge. We will see the merger of DeFi and Traditional Finance “TradFi” into Finance. Ethereum will be the foundation of the next generation of the Internet, and that will be very exciting. We’ll really see the value of tokenization, the power of smart contracts, and the use of these technologies in production.

Ehan: How important are SEC compliance and legal clarity to The Ether Machine's operating model and investor outreach?

Andrew: I think it's crucial, absolutely critical. The good news is that we have obtained most of the required regulatory mandates. The SEC has reiterated that Ethereum is a commodity rather than a security. In addition, Ethereum was the biggest beneficiary of the recently passed stablecoin legislation, as most of them settle on Ethereum. Another important bill – the CLARITY Act, due in November, will further clarify the tokenization of all assets.

Ehan: Do you foresee the challenges faced by products like WorldCoin or Kraken staking?

Andrew : No, I don't think there'll be such a challenge. We know the staking business very well and have been involved in it from the start. Essentially, we are applying the experience we have gained with DARMA to The Ether Machine.

Ehan: Will regulatory risk be a limiting factor in expanding into other assets or on-chain strategies?

Andrew: No, regulatory risk is not a limiting factor. Our tools focus on Ethereum exposure and Ethereum-denominated earnings. From the exchanges with institutional investors, we see that they tend more towards pure investment exposure – they do not want to have a basket of assets. We believe that providing this pure exposure to investment, coupled with a clean instrument that can safely generate top-level earnings, and the ability to issue convertible debt or preferred stock, is the best option for our investors.

Ehan: Will The Ether Machine introduce a token or DAO governance layer in the future?

Andrew: Probably not. We are now a publicly available instrument listed on NASDAQ, which is essentially securities. That is, equity in ETHM, if you consider tokens. We believe this is the best way for open market investors to gain exposure to Ethereum. We are uniquely positioned to generate earnings securely as well as issue financial instruments to acquire Ethereum, and increase Ethereum per share as securely as possible.

Ehan: Okay, thank you for joining today and sharing your insights.

Andrew: Thanks.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.